Filed by Lancaster Exploration Limited

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crown PropTech Acquisitions

Commission File No.: 001-40017

Filed September 29, 2025

MKANGO RESOURCES LTD.

550 Burrard Street

Suite 2900

Vancouver

BC V6C 0A3

Canada

U.S. International Development Finance Corporation Provides Project Development Funding of US$ 4.6 Million to the Songwe Hill Rare Earth Mining Project in Malawi

LONDON / VANCOUVER: 29 September 2025 – Mkango Resources Ltd (AIM/TSX-V: MKA) (“Mkango” or the “Company”) is pleased to announce that its indirect wholly owned subsidiary, Lancaster Exploration Limited (“MKAR,” to be renamed Mkango Rare Earths Limited) has entered into a Project Development Funding Agreement (the “Agreement”) with the U.S. International Development Finance Corporation (the “DFC”), the U.S. government’s development finance institution, to secure US$ 4.6 million in reimbursable funding (“Project Development Funding”) as part of the DFC’s Project Development strategy for the Songwe Hill rare earth project in Malawi (“Songwe Hill” or the “Project”).

Receipt of the Project Development Funding is subject to satisfaction of certain conditions set out in the Agreement. The funds are expected to support Project Development activities in the form of Front-End Engineering Design (FEED) and value engineering studies. A copy of the Agreement will be filed under the Company’s profile on SEDARplus at https://sedarplus.ca/home/.

Project Development Funding is to be equally matched by MKAR contributions over the next 18 months. The Funds will need to be repaid to the DFC only if, within ten years of the signing of the Agreement, MKAR obtains financing sufficient to initiate construction, operations, or other material implementation of the Project. Further, for a period until five years after the termination of the Agreement, the DFC will have the right (but not the obligation) to directly provide and/or arrange for financing or investment for the Project on commercial terms substantially comparable to or better than the terms of other financing options available to finance the Project when considered in conjunction with the other benefits brought by DFC to the Project in connection with the Project Development.

The DFC’s Project Development product is part of the U.S. Better Utilization of Investments Leading to Development (BUILD) Act and provides support for high-impact companies to overcome operational, financial, and developmental challenges, thereby enhancing project viability and readiness for future investment. Project Development Funding is tailored for projects with the potential to receive later DFC financing.

Further funding for MKAR or the Project is at the discretion of the DFC and will be contingent on the successful completion of associated FEED and value engineering studies.

Alexander Lemon, President and Founding Director of Mkango commented: “I am delighted to announce the participation of the DFC to assist MKAR to fast track the development of the Songwe Hill Rare Earth Mining Project in Malawi. The DFC recognises the game-changing development potential of the Project and this initial Project Development Funding provides a path for MKAR to secure the longer-term development funding needed to develop Songwe Hill and position the Mkango group as one of the few key players in the global rare earth supply chain.”

About the U.S. International Development Finance Corporation

The U.S. International Development Finance Corporation (DFC), established in 2019 with bipartisan support under President Trump, is America’s development finance institution. DFC partners with the private sector to advance U.S. foreign policy and strengthen national security by mobilizing private capital around the world. DFC invests across strategic sectors including critical minerals, modern infrastructure, and advanced technology — fostering economic development, supporting U.S. interests, and delivering returns to American taxpayers.

About Mkango Resources Ltd.

Mkango is listed on AIM and the TSX Venture Exchange. Mkango’s corporate strategy is to become a market leader in the production of recycled rare earth magnets, alloys and oxides, through its interest in Maginito Limited (“Maginito”), which is owned 79.4 per cent by Mkango and 20.6 per cent by CoTec Holdings Corp (“CoTec”), and to develop new sustainable sources of neodymium, praseodymium, dysprosium and terbium to supply accelerating demand from electric vehicles, wind turbines and other clean energy technologies.

Maginito holds a 100 per cent interest in HyProMag Limited (“HyProMag”) and a 90 per cent direct and indirect interest (assuming conversion of Maginito’s convertible loan) in HyProMag GmbH, focused on short loop rare earth magnet recycling in the UK and Germany, respectively, and a 100 per cent interest in Mkango Rare Earths UK Ltd (“Mkango UK”), focused on long loop rare earth magnet recycling in the UK via a chemical route.

Maginito and CoTec are also rolling out HyProMag’s recycling technology into the United States via the 50/50 owned HyProMag USA LLC joint venture company.

Mkango also owns the advanced stage Songwe Hill project, a rare earths, uranium, tantalum and niobium exploration portfolio in Malawi, as well as the Pulawy Rare Earth’s separation project in Poland. Both the Songwe Hill and Pulawy projects have been selected as Strategic Projects under the European Union Critical Raw Materials Act.

Pulawy, located in a Special Economic Zone in Poland, stands adjacent to the EU’s second largest manufacturer of nitrogen fertilisers, and features established infrastructure, access to reagents and utilities on site.

Mkango has signed a Business Combination Agreement ("BCA") with Crown PropTech Acquisitions (“CPTK”) to list the Songwe Hill and Pulawy rare earths projects on NASDAQ via a business combination (the “Proposed Business Combination”). Completion of the Proposed Business Combination is subject to satisfaction of the conditions set forth in the BCA.

For more information, please visit www.mkango.ca.

Market Abuse Regulation (MAR) Disclosure

The information contained within this news release is deemed by Mkango to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 ('MAR') which has been incorporated into UK law by the European Union (Withdrawal) Act 2018. Upon the publication of this announcement via Regulatory Information Service, this inside information is now considered to be in the public domain.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements other than statements of historical facts contained in this news release, including statements regarding MKAR’s and Mkango’s future financial position, results of operations, business strategy, and plans and objectives of their management team for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, CPTK, Mkango, MKAR or their respective management teams’ expectations concerning the ability of MKAR to utilize the Project Development from the DFC to advance its activities, the ability of MKAR to repay the Project Development Funding provided by the DFC, the provision of additional funding by the DFC, the outlook for their or MKAR’s business, productivity, plans, goals for future operational improvements, capital investments, operational performance, future market conditions, economic performance, developments in the capital and credit markets, expected future financial performance, capital expenditure plans and timeline, mineral reserve and resource estimates, production and other operating results, productivity improvements, expected net proceeds, expected additional funding, the percentage of redemptions of CPTK’s public shareholders, growth prospects and outlook of MKAR’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of MKAR’s projects, future listing of MKAR on Nasdaq, as well as any information concerning possible or assumed future results of operations of Mkango and MKAR. Forward-looking statements also include statements regarding the expected benefits of the Proposed Business Combination. The forward-looking statements are based on the current expectations of the respective management teams of CPTK, Mkango and MKAR, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of CPTK’s, MKAR’s or Mkango’s securities, (ii) the risk that the Proposed Business Combination may not be completed by CPTK’s business combination deadline, or at all, and the potential failure to obtain an extension of the business combination deadline if sought by CPTK, MKAR or Mkango (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Business Combination Agreement by Mkango ,the shareholders of CPTK, and the TSX-V, the satisfaction of the minimum cash amount following redemptions by CPTK’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) market risks, including the price of rare earth materials, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the Proposed Business Combination on CPTK’s, Mkango’s or MKAR’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against CPTK or MKAR related to the business combination agreement or the Proposed Business Combination, (viii) failure to realize the anticipated benefits of the Proposed Business Combination, (ix) the inability of MKAR to meet the listing requirements of the Nasdaq Stock Market, or if listed, the inability of MKAR to maintain the listing of its securities on the Nasdaq Stock Market, (x) the risk that the price of MKAR securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which MKAR plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure, (xi) the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations, (xii) the risk that MKAR may not be able to successfully develop its assets, (xiii) the risk that MKAR will be unable to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xiv) political and social risks of operating in Malawi or Poland, (xv) operational hazards and risks that MKAR could face, and (xvi) the risk that additional financing in connection with the Proposed Business Combination may not be raised on favorable terms, in a sufficient amount to satisfy the minimum cash amount condition to the Business Combination Agreement. The foregoing list is not exhaustive, and there may be additional risks that CPTK, Mkango, or MKAR presently do not know or that they currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this news release and the other risks and uncertainties described in CPTK’s filings with the SEC, Mkango’s filings on SEDAR+, the risks to be described in a registration statement on Form F-4, which will include a proxy statement/prospectus, and those discussed and identified in filings made with the SEC by CPTK and MKAR, from time to time. CPTK, Mkango, and MKAR caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this news release speak only as of the date of this news release. None of CPTK, Mkango, or MKAR undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that CPTK, Mkango, or MKAR will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in CPTK’s or MKAR’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, or Mkango’s public filings on SEDAR+, which you are advised to review carefully.

For further information on Mkango, please contact:

Mkango Resources Limited

Alexander Lemon	William Dawes
President	Chief Executive Officer
alex@mkango.ca	will@mkango.ca

UK: +44 20 7372 2744

www.mkango.ca

@MkangoResources

SP Angel Corporate Finance LLP

Nominated Adviser and Joint Broker

Jeff Keating, Jen Clarke, Devik Mehta

UK: +44 20 3470 0470

Alternative Resource Capital

Joint Broker

Alex Wood, Keith Dowsing

UK: +44 20 4530 9160/9177

Cohen Capital

Strategic and Financial Adviser

Brandon Sun

USA: +1 929 432 1254

Welsbach Corporate Solutions LLC

Supply Chain Advisor

Daniel Mamadou SG:

+65 6879 7107

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with or with respect to the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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